November 9, 2006

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE: Books-A-Million, Inc. Form 10-K for the fiscal year ended January 28, 2006, File No. 000-20664

Dear Mr. Moran:

Set forth below are the responses by Books-A-Million, Inc. (the “Company”) to comments made by the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-K set forth in your letter dated October 12, 2006 (the “Comment Letter”). Included below are each of the comments from the Comment Letter followed by our responses.

FORM 10-K FOR THE YEAR ENDED JANUARY 28, 2006

2006 Annual Report

Consolidated Balance Sheets, page 14

1.Please tell us and disclose any individual component of accrued expenses that exceed 5% of total current liabilities. See Regulation S-X Item 5-02.20.

Response:

During each of fiscal 2005 and 2006 the Company recorded accrued expenses for giftcard liabilities to customers and for salaries and wages that exceeded 5% of total current liabilities. Management’s proposed future disclosure in the notes to the consolidated financial statements is as follows:

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	1/28/06	1/29/05
Accrued expenses:
Salaries, wages and employee benefits	$ 9,356	$8,642
Giftcard liabilities to customers	8,968	7,588
Deferred club card income	4,815	4,289
Taxes, other than income	4,314	3,688
Rent	3,009	2,861
Other	14,997	11,292
	$45,459	$38,360

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 18

2.We note gift certificates are available for purchase on your website, www.booksamillion.com. Please include in Note 1 your policy for gift certificate breakage as it relates to your recognition of revenue. Your policy should address the following: a) your basis in GAAP for recognizing revenue related to gift certificates and gift cards, b) whether you recognize breakage upon sale of the gift certificates and gift cards or over the term of performance, c) if you estimate and record breakage based on historical performance please provide us with support, d) explain whether or not the gift certificates and gift cards have expiration dates and whether and how your accounting policy considers the expiration as it relates to revenue recognition, and e) where on your income statement is breakage recognized.

Response:

The Company utilizes CON-5 “Recognition and Measurement in Financial Statements of Business Enterprises” as its basis in GAAP for recognizing revenue related to gift cards. CON-5 states “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. To meet the earned criteria, the earnings process must already have been completed, at least in part. In substance, revenue is earned when the seller has fulfilled its end of the bargain. Therefore, the earnings process as it relates to gift cards is not complete and revenue is not recognized until the gift card is either redeemed or the dormancy period is reached and service fees are applied.

For future filings, Management will provide the proposed disclosure as follows:

The company sells gift cards which entitle the holder to use the cards as cash on the Company’s internet website and in its retail stores and which have no expiration date. No revenue is recorded upon the sale of a gift card. Instead, a liability in the face amount of the gift card is established upon the purchase of a gift card, and sales revenue associated with gift cards is recognized, and the liability is relieved as the gift card is redeemed. After 18 months of card inactivity, a monthly service fee of $1.50 is charged against the unused portion of the gift card liability until the liability reaches $0 and is recognized into income. The amount of gift card service fees recognized into income is the associated gross margin (using the Company’s average gross margin rate for the previous year) that would have been recognized if the gift card had been redeemed to purchase merchandise, with the remaining portion of the inactivity fees being reclassified to an escheat liability in accrued expenses. The Company’s escheat liability for gift cards is periodically remitted to the states in which the Company is incorporated and operates based upon the laws of those states. Gift card income based on card inactivity service fees is recorded in operating, selling and administrative expenses.

Advertising Costs, page 20

3.	Please tell us how much vendor allowances reduced advertising expenses.Response:

For future filings, Management will provide the proposed disclosure as follows:

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $1,647,000 $1,745,000 and $1,177,000, are charged to operating, selling and administrative expenses, and totaled $3,578,000, $3,207,000 and $2,995,000 for fiscal years 2006, 2005 and 2004, respectively.

Note 9 – Commitments and Contingencies, page 28

4.We note your disclosure of your Company’s policy towards potential tax liability in paragraph four of this note. Please explain to us whether or not you have any tax audits currently ongoing. If so, please explain any amounts accrued for such matters and any potential liabilities not accrued for. If the disclosure is intended to identify your policy towards such liability, please consider including your policy disclosure in Note 1.

Response:

Sales and use tax audits were on-going or assessments were rendered as of January 28, 2006 and as of our filing date in four states – Virginia, Florida, Mississippi and Illinois. As of January 28, 2006, amounts were accrued for Virginia ($396,000), Florida ($145,000) and Mississippi ($63,000). No amount was accrued for Illinois. There was a difference in the aggregate assessment from the states and the aggregate amount accrued by the Company of $350,000. Management believed based upon its experience that additional evidence would be obtained to support their positions as it related to the tax issues that were not accrued and did not believe that the likelihood of this potential tax contingency was “probable” and therefore did not accrue the additional $350,000 noted in the audit assessments.

The disclosure will be included in Note 1 as an accounting policy disclosure in future filings.

We have also attached hereto the statement from the Company which you requested in the Comment Letter.

If you have any questions with respect to our responses, or if you would like to discuss with us any of our responses, please contact the undersigned at (205) 943-0557.

Sincerely,

/s/ Douglas G. Markham

Douglas G. Markham                                                          Chief Financial Officer

Attachment

cc:	Clyde Anderson
Sandra Cochran
Steven Della Rocca

                Grant Thornton, LLP

Books-A-Million, Inc.

Each of the undersigned acknowledges, as an executive officer of Books-A-Million, Inc. (the “Company”), that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 9, 2006	/s/ Clyde B. Anderson Clyde B. Anderson Executive Chairman of the Board of Directors
Date: November 9, 2006	/s/ Sandra B. Cochran Sandra B. Cochran President and Chief Executive Officer
Date: November 9, 2006	/s/ Douglas G. Markham Douglas G. Markham Chief Financial Officer